UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-53892

CUSIP NUMBER
NOTIFICATION OF LATE FILING	57628T108

☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form 10-D	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

Massive Interactive, Inc.

Full name of registrant

Xtreme Oil & Gas, Inc.

Former name if applicable:

6th Floor, 10 Lower Thames Street

Address of principal executive office

London EC3R 6AF, United Kingdom

City, state and zip code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant’s Annual Report on Form 10-K for the period ended December 31, 2014 cannot be filed by its due date because the registrant cannot finalize its audited financial statements as of and for the fiscal year ended December 31, 2014 without unreasonable effort and expense.

The registrant anticipates filing the Annual Report on From 10-K for the period ended December 31, 2014 on or before April 15, 2015.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Antaine Furlong	+44	2076365585
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Massive Interactive, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2015	By:	/s/ Antaine Furlong
	Name:	Antaine Furlong
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

2